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Filed pursuant to
General Instruction II.L of Form F-10
File Number 333-188478

The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Supplement dated August 12, 2013

P R E L I M I N A R Y    P R O S P E C T U S    S U P P L E M E N T
(To Prospectus dated June 6, 2012, as amended May 9, 2013)

US$

Cenovus Energy Inc.

US$                              % Notes due
US$                              % Notes due

                  The notes due                        (the "             notes") and the notes due             (the "             notes" and, together with the            notes, the "notes") will bear interest at the rate of            % per year and            % per year, respectively. We will pay interest on the             notes on            and            of each year, beginning            , 2014. We will pay interest on the             notes on            and            of each year, beginning            , 2014. The              notes and the             notes will mature on            ,             and            ,             , respectively. The notes will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated obligations. We may redeem some or all of the notes, at any time or from time to time, at the applicable redemption price described in this prospectus supplement under the section entitled "Description of the Notes—Optional Redemption". We may also redeem all of the notes of any series, at any time, if certain changes affecting Canadian withholding taxes occur.

                  Investing in the notes involves risks. See "Risk Factors" beginning on page 29 of the accompanying prospectus.

                  We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

                  Certain data on oil and gas reserves incorporated by reference in this prospectus supplement and the accompanying prospectus has been prepared in accordance with Canadian disclosure requirements, which are not comparable in all respects to United States disclosure requirements.

                  Owning the notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion contained in this prospectus supplement.

                  Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus supplement and the accompanying prospectus are Canadian residents, and most of our assets or the assets of our directors and officers and the experts are located outside the United States.

                  We will not apply to list the notes on any securities exchange or to include the notes in any automated quotation system. Accordingly, there is no market through which the notes may be sold and purchasers may not be able to resell notes purchased under this prospectus supplement or the accompanying prospectus. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes and the extent of issuer regulation. See "Risk Factors" in the accompanying prospectus.

                  Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  Messrs. Cunningham and Rampacek are directors of the Company who reside outside of Canada and each of these directors has appointed the Company for service of process at 2600, 500 Centre Street S.E., Calgary, Alberta T2G 1A6. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

	Per Note	Total	Per Note	Total
Public offering price(1)%		US$	%	US$
Underwriting commission	%	US$	%	US$
Proceeds to Cenovus, before expenses	%	US$	%	US$

(1) Plus accrued interest, if any, from                                    , 2013 to the date of delivery.

                  The underwriters expect to deliver the notes on or about                        , 2013 through The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking S.A.

Joint Book-Running Managers

BofA Merrill Lynch	Barclays	J.P. Morgan

                                        2013

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

              This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference. The second part, the accompanying prospectus dated June 6, 2012, as amended by Amendment No. 1 dated May 9, 2013, gives more general information, some of which may not apply to the notes we are offering. The accompanying prospectus, as amended, is referred to as the "prospectus" in this prospectus supplement.

              If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

              This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See "Documents Incorporated by Reference" in this prospectus supplement and "Where You Can Find More Information" in the prospectus.

              We have not, and the underwriters have not, authorized any other person to provide you with any information other than that contained in or incorporated by reference in this prospectus supplement and the prospectus. We do not, and the underwriters do not, take any responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information that we previously filed with the U.S. Securities and Exchange Commission (the "SEC") and with the Alberta Securities Commission and incorporated by reference, is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since those dates.

              In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the prospectus. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "$" or "dollars" are to Canadian dollars and references to "US$" are to U.S. dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus supplement and the prospectus has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, which have been adopted as Canadian generally accepted accounting principles, referred to as "Canadian GAAP".

              The securities regulatory authorities in Canada have adopted National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), which imposes oil and gas disclosure requirements for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose not only proved, probable and possible reserves, but also resources, and to disclose reserves and production on a gross basis before deducting royalties. Probable reserves, possible reserves and resources are of a higher risk and are less likely to be accurately estimated or recovered than proved reserves.

              We are permitted to disclose reserves in accordance with Canadian securities law requirements and the disclosure in the documents incorporated by reference in the prospectus include reserves designated as probable reserves. The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed in the documents incorporated by reference into the prospectus in compliance with NI 51-101 may not be comparable to United States standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due others but permits the optional disclosure of probable and possible reserves.

              In addition, we are permitted to disclose estimates of resources in accordance with Canadian securities laws and certain documents incorporated by reference in the prospectus contain such estimates. The SEC does not permit the disclosure of resources in reports filed with it by United States oil and gas reporting companies. Resources are not, and should not be confused with, reserves. Additional information regarding these estimates can be found in our Annual Information Form dated February 19, 2013, which is incorporated by reference in the prospectus.

              Moreover, as permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves using forecast prices and costs in our NI 51-101 compliant reserves disclosure. The SEC requires that reserves and related future net revenue be estimated based on historical 12-month average prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices.

              For additional information regarding the presentation of our reserves and other oil and gas information, see the section entitled "Reserves Data and Other Oil and Gas Information" in our Annual Information Form dated February 19, 2013, which is incorporated by reference in the prospectus.

              Except as set forth under "Summary of the Offering" and "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus and unless otherwise specified or the context otherwise requires, all references in this prospectus supplement and the prospectus to "Cenovus", "we", "us" and "our" mean Cenovus Energy Inc. and its consolidated subsidiaries and partnerships. All references in this prospectus supplement and the prospectus to the "United States", "U.S.", "US" or "U.S.A." mean the United States of America.

EXCHANGE RATE INFORMATION

              The following table sets forth: (i) the rates of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of each of the periods indicated; and (ii) the high, low and average exchange rates during each period, in each case as identified or calculated from the Bank of Canada noon rate in effect on each trading day during the relevant period.

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
Rate at end of period	1.0054	0.9833	1.0051	0.9813	0.9513
Average rate for period	0.9709	1.0111	1.0004	0.9943	0.9844
High for period	1.0054	1.0583	1.0299	1.0197	1.0164
Low for period	0.9278	0.9430	0.9599	0.9599	0.9495

              On August 9, 2013, the Bank of Canada noon rate was C$1.00 = US$0.9706.

Prospectus Supplement

Prospectus

FORWARD-LOOKING STATEMENTS

              This prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus contain certain forward-looking statements and information (collectively referred to as "forward-looking statements") within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

              These forward-looking statements are identified by words such as "anticipate", "believe", "expect", "plan", "forecast" or "F", "target", "project", "could", "focus", "vision", "goal", "proposed", "scheduled", "outlook", "potential", "projected", "objectives", "may", "strategy" or similar expressions and include suggestions of future outcomes, including statements about our growth strategy and related schedules, projected future value or net asset value, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, expected future refining capacity, broadening market access, improving cost structure, anticipated finding and development costs, expected reserves and contingent and prospective resources estimates, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, future impact of regulatory measures, forecasted commodity prices, future use and development of technology, including to reduce our environmental impact and projected increasing shareholder value and the anticipated use of proceeds from the offering of the notes. You are cautioned not to place undue reliance on forward-looking statements as our actual results may differ materially from those expressed or implied.

              Developing forward-looking statements involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to us and others that apply to the industry in general. The factors or assumptions on which the forward-looking statements are based include: assumptions noted below relating to our forecasts; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved reserves; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

              2013 forecast assumptions include: Brent US$100.00/bbl, WTI of US$91.00/bbl; Western Canada Select of US$63.00/bbl; NYMEX of US$4.00/MMBtu; AECO of $3.40/GJ; Chicago 3-2-1 crack spread of US$20.00/bbl; exchange rate of $1.00 US$/C$; and average diluted number of shares outstanding of approximately 766 million. Forecasts covering the period 2014 to 2023 include assumptions as follows: Brent US$100.00-US$110.00; WTI of US$96.00-US$106.00/bbl; Western Canada Select of C$71.00-C$91.00/bbl; NYMEX of US$4.50-US$4.75/MMBtu; AECO of C$3.89-C$4.31/GJ; Chicago 3-2-1 crack spread of US$12.00-US$15.00; exchange rate of $1.00 US$/C$; and average diluted number of shares outstanding of approximately 780 million.

              Forward-looking statements involve a number of risks and uncertainties, some of which are specific to us and others that apply to the industry in general. The risk factors and uncertainties that could cause actual results to differ materially include, among other things:

  •
  volatility of and assumptions regarding oil and gas prices;

  •
  the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of our hedging strategies;

  •
  the accuracy of cost estimates;

  •
  fluctuations in commodity prices, currency and interest rates;

  •
  fluctuations in product supply and demand;

  •
  market competition, including from alternative energy sources;

  •
  risks inherent in our marketing operations, including credit risks;

  •
  maintaining desirable ratios of debt to adjusted earnings before interest, taxes, depreciation and amortization as well as debt to capitalization;

  •
  our ability to access various sources of debt and equity capital;

  •
  accuracy of our reserves, resources and future production estimates;

  •
  our ability to replace and expand oil and gas reserves;

  •
  our ability to maintain our relationship with our partners and to successfully manage and operate our integrated heavy oil business;

  •
  reliability of our assets;

  •
  potential disruption or unexpected technical difficulties in developing new products and manufacturing processes;

  •
  refining and marketing margins;

  •
  potential failure of new products to achieve acceptance in the market;

  •
  unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities;

  •
  unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products;

  •
  risks associated with technology and its application to our business;

  •
  the timing and the costs of well and pipeline construction;

  •
  our ability to secure adequate product transportation;

  •
  changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance;

  •
  the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements;

  •
  changes in the general economic, market and business conditions;

  •
  the political and economic conditions in the countries in which we operate;

  •
  the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and

  •
  risks associated with existing and potential future lawsuits and regulatory actions against us.

              Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

              We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should carefully consider the matters discussed under "Risk Factors" in the prospectus. You should also refer to "Risk Management" in our annual and interim Management's Discussion and Analysis incorporated herein by reference and to the risk factors described in other documents incorporated herein by reference. Except as required by applicable securities law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise. Information on or connected to our website, even if referred to in a document incorporated by reference herein, does not constitute part of this prospectus supplement or the prospectus.

SUMMARY OF THE OFFERING

              The following is a brief summary of some of the terms of this offering. For a more detailed description of the terms of the notes, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus.

Issuer	Cenovus Energy Inc.
Securities Offered	US$ aggregate principal amount of % notes due (the " notes").
US$ aggregate principal amount of % notes due (the " notes" and, together with the notes, the "notes").
Maturity Date	, for the notes and , for the notes.
Interest Payment Dates	and of each year, beginning , 2014 for the notes and and of each year, beginning , 2014 for the notes.
Ranking

The notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated debt. We conduct a substantial portion of our business through our subsidiaries and partnerships. The notes will be structurally subordinated to all existing and future indebtedness and liabilities of any of our subsidiaries and partnerships. See "Description of the Notes—Ranking and Other Indebtedness" in this prospectus supplement and "Description of Debt Securities—Ranking" in the prospectus. As at June 30, 2013, our subsidiaries and partnerships had approximately $3.4 billion of long-term debt outstanding to third parties.

Optional Redemption

Prior to            ,             (the date that is             months prior to the maturity date of the             notes), we may redeem the             notes, in whole or in part, at any time or from time to time, at the applicable redemption price described in this prospectus supplement. On or after            ,            (the date that is             months prior to the maturity date of the             notes), we may redeem the             notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to the date of redemption.

Prior to            ,             (the date that is             months prior to the maturity date of the             notes), we may redeem the             notes, in whole or in part, at any time or from time to time, at the applicable redemption price described in this prospectus supplement. On or after            ,            (the date that is             months prior to the maturity date of the             notes), we may redeem the             notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the             notes to be redeemed, plus accrued and unpaid interest thereon to the date of redemption.

See "Description of the Notes—Optional Redemption" in this prospectus supplement.

Tax Redemption

We may redeem all of the notes of any series in whole, but not in part, at the redemption price described in the prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See "Description of Debt Securities—Tax Redemption" in the prospectus.

Sinking Fund	None.
Certain Covenants	The indenture pursuant to which the notes will be issued contains certain covenants that, among other things, limit:
• the ability of Cenovus and its restricted subsidiaries to create liens; and
• the ability of Cenovus (exclusive of its subsidiaries and partnerships) to merge, amalgamate or consolidate with, or sell all or substantially all of its assets to, any other person.

See "Description of Debt Securities—Covenants" in the prospectus. These covenants are subject to important exceptions and qualifications which are described under the caption "Description of Debt Securities" in the prospectus.

Use of Proceeds

The net proceeds to us from this offering will be approximately US$                                    , after deducting the underwriting commission and after deducting the estimated expenses payable by us of approximately $2 million. We intend to use the net proceeds from this offering to partially fund the redemption of our outstanding 4.50% Senior Notes due 2014, originally issued on September 18, 2009 (the "2014 notes"), in accordance with the indenture governing those notes. Pending such use of the net proceeds, we will invest the net proceeds in bank deposits and short term marketable securities. See "Use of Proceeds" in this prospectus supplement.

Additional Amounts

Any payments made by us with respect to the notes will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of notes, subject to certain limitations, we will pay the additional amount necessary so that the net amount received by the holders of notes after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. See "Description of Debt Securities—Payment of Additional Amounts" in the prospectus.

Form and Denomination

The notes will be represented by fully registered global notes deposited in book-entry form with, or on behalf of, The Depository Trust Company, and registered in the name of its nominee in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. See "Description of the Notes—Book-Entry System" in this prospectus supplement. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, notes in certificated form will not be issued.

No Public Trading Market

We do not intend to list the notes on any national securities exchange or to arrange for quotation on any automated dealer quotation system. There can be no assurance that an active trading market will develop for the notes.

Governing Law	The notes will be and the indenture governing the notes is governed by the laws of the State of New York.
Risk Factors

An investment in the notes is subject to certain risks. You should consider carefully all of the information set forth in this prospectus supplement and the prospectus and in other documents incorporated by reference in the prospectus and this prospectus supplement.

CENOVUS ENERGY INC.

              Cenovus is a Canadian oil company headquartered in Calgary, Alberta. Our operations include oil sands properties and established crude oil and natural gas production in Alberta and Saskatchewan. We also have ownership interests in two refineries in Illinois and Texas, U.S.A.

              Our reportable segments are as follows:

  •
  Oil Sands, which includes the development and production of Cenovus's bitumen assets at Foster Creek, Christina Lake and Narrows Lake as well as heavy oil assets at Pelican Lake. This segment also includes the Athabasca natural gas assets and projects in the early stages of development such as Grand Rapids and Telephone Lake. Certain of the Company's operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

  •
  Conventional, which includes the development and production of conventional crude oil, natural gas liquids and natural gas in Alberta and Saskatchewan, including the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

  •
  Refining and Marketing, which is focused on the refining of crude oil products into petroleum and chemical products at two refineries located in the U.S. The refineries are jointly owned with and operated by Phillips 66, an unrelated U.S. public company. This segment also markets Cenovus's crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

  •
  Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative and financing activities. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory.

USE OF PROCEEDS

              The net proceeds to us from this offering will be approximately US$                        , after deducting the underwriting commission and after deducting the estimated expenses payable by us of approximately $2 million. We intend to use the net proceeds from this offering to partially fund the redemption of the 2014 notes, in accordance with the indenture governing those notes. Pending such use of the net proceeds, we will invest the net proceeds in bank deposits and short term marketable securities.

SELECTED FINANCIAL AND OPERATING INFORMATION

Selected Financial Information

              The following table sets forth selected consolidated financial information as at and for the years ended December 31, 2012 and 2011 and as at and for the six months ended June 30, 2013 and 2012. The selected consolidated financial information for the years ended December 31, 2012 and 2011 has been derived from our annual consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. The selected consolidated financial information for the six months ended June 30, 2013 and 2012 has been derived from our unaudited interim consolidated financial statements for the period ended June 30, 2013.

              In the opinion of management, the unaudited interim consolidated financial statements present fairly, in accordance with IFRS, the consolidated financial information for such periods. Our historical results are not necessarily indicative of the results that may be expected for any future period.

              You should read the selected consolidated financial information in conjunction with our audited annual consolidated financial statements for the year ended December 31, 2012, our Management's Discussion and Analysis for the year ended December 31, 2012, our unaudited interim consolidated financial statements for the period ended June 30, 2013 and our Management's Discussion and Analysis for the period ended June 30, 2013, all of which are incorporated by reference in the prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012(1)	2012(1)	2011
	(in millions)
Consolidated Statement of Earnings:
Revenues	$8,835	$8,778	$16,842	$15,696
Expenses
Purchased product	4,641	5,032	9,223	9,090
Transportation and blending	1,018	925	1,798	1,369
Operating	903	783	1,682	1,406
Production and mineral taxes	19	19	37	36
(Gain) loss on risk management	126	(378)	(393)	(248)
Depreciation, depletion and amortization	935	779	1,585	1,295
Goodwill impairment	—	—	393	—
Exploration expense	109	68	68	—
General and administrative	165	149	350	295
Finance costs	247	224	455	447
Interest income	(50)	(56)	(109)	(124)
Foreign exchange (gain) loss, net	148	9	(20)	26
(Gain) loss on divestiture of assets	—	(1)	—	(107)
Other (income) loss, net	—	(4)	(5)	4

Earnings before income tax	574	1,229	1,778	2,207
Income tax expense	224	406	783	729

Net earnings	$350	$823	$995	$1,478

Cash Flow:
Cash from operating activities	1,723	1,633	3,420	3,273
Capital Expenditures:	1,625	1,596	3,449	2,794

Note:

(1)
Restated for the adoption of International Accounting Standard ("IAS") 19, "Employee Benefits", as amended in June 2011 ("IAS 19R").

              The following table sets forth Adjusted EBITDA for the years ended December 31, 2012 and 2011 and for the periods ended June 30, 2013 and 2012 and provides a reconciliation from net earnings. Adjusted EBITDA represents net earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, asset impairments, unrealized gain (loss) on risk management, foreign exchange gain (loss), gain (loss) on divestiture of assets and other income (loss), net. Adjusted EBITDA is not a measure that has any standardized meaning prescribed by IFRS and is considered a non-GAAP measure. Therefore, this measure may not be comparable to similar measures presented by other issuers. Adjusted EBITDA is presented in order to provide additional information regarding our liquidity and our ability to generate funds to finance our operations. Adjusted EBITDA should not be considered an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with IFRS. Adjusted EBITDA is calculated on a trailing twelve month basis.

	Period Ended June 30,		Year Ended December 31,
	2013	2012(1)	2012(1)	2011
	(in millions)
Net earnings	$522	$1,599	$995	$1,478
Add (Deduct):
Finance costs	478	448	455	447
Interest income	(103)	(117)	(109)	(124)
Income tax expense	601	788	783	729
Depreciation, depletion and amortization	1,741	1,480	1,585	1,295
Goodwill impairment	393	—	393	—
Exploration expense	46	68	68	—
Unrealized (gain) loss on risk management	380	(372)	(57)	(180)
Foreign exchange (gain) loss, net	119	64	(20)	26
(Gain) loss on divestitures of assets	1	(105)	—	(107)
Other (income) loss, net	(1)	—	(5)	4

Adjusted EBITDA(2)	$4,177	$3,853	$4,088	$3,568

Notes:

(1)
Restated for the adoption of IAS 19, "Employee Benefits", as amended by IAS 19R.

(2)
Calculated on a trailing twelve-month basis.

    Selected Operating Information

              The following table sets forth selected operating information for the years ended December 31, 2012 and 2011 and for the six months ended June 30, 2013 and 2012. For the purposes of the following information, "bbls/d" means barrels per day and "mmcf/d" means millions of cubic feet per day.

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
Production, before royalties
Crude oil and natural gas liquids (bbls/d)	175,652	156,206	165,403	134,239
Natural gas(1) (mmcf/d)	540	616	594	656

Note:

(1)
Net of internal consumption.

CONSOLIDATED CAPITALIZATION

              The following table summarizes our cash and cash equivalents and consolidated capitalization as at June 30, 2013, on an actual and on an adjusted basis to give effect to the issuance of the notes and the use of proceeds thereof, including the redemption of the 2014 notes. You should read this table together with our unaudited interim consolidated financial statements as at and for the period ended June 30, 2013 which are incorporated by reference in this prospectus supplement.

	As at June 30, 2013
	Actual	As Adjusted
	(in millions)
Cash and Cash Equivalents	$825	$

Short-Term Borrowings
Commercial paper	—		—

Total Short-Term Borrowings	—		—

Long-Term Debt
Revolving term debt(1)	—		—
Unsecured notes and debentures(2)	4,993
Debt discounts and transaction costs	(45)
notes offered hereby(2)	—
notes offered hereby(2)	—

Total Long-Term Debt	4,948

Shareholders' Equity
Share capital	3,847		3,847
Paid in surplus	4,188		4,188
Retained earnings	1,713
Accumulated other comprehensive income	158		158

Total Shareholders' Equity	9,906

Total Capitalization	$14,854	$

Notes:

(1)
As at June 30, 2013, we had a $3.0 billion committed credit facility with a maturity date of November 30, 2016 and a commercial paper program, both of which are used to manage our short-term cash requirements. At June 30, 2013, we had no short-term borrowings outstanding.

(2)
U.S. dollar denominated debt has been converted to Canadian dollar amounts using the exchange rate of US$1.00 equals C$1.0512 as at June 30, 2013.

INTEREST COVERAGE

              The following sets forth our interest coverage ratios calculated for the twelve month periods ended December 31, 2012, based on audited financial information, and June 30, 2013, based on unaudited financial information. The interest coverage ratios set out below have been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements. The interest coverage ratios give effect to the notes offered by this prospectus supplement. The interest coverage ratios set forth below do not purport to be indicative of the interest coverage ratios for any future periods.

              After adjusting for the issuance of the notes and the redemption of our outstanding 2014 notes, excluding the estimated premium payable on redemption thereof, as described under "Use of Proceeds", our borrowing costs on all interest bearing financial liabilities amounted to $                         million and $                         million for the twelve months ended December 31, 2012 and June 30, 2013, respectively. Our net earnings plus income tax and borrowing costs on all interest bearing financial liabilities for the twelve months ended December 31, 2012 and June 30, 2013 was $             million and $             million, respectively.

	December 31, 2012	June 30, 2013
Interest coverage:
Net earnings available for all interest bearing financial liabilities(1)	times	times
Net earnings available for short-term borrowings and long-term debt before unrealized (gains) and losses on risk management activities(2)	times	times

Notes:

(1)
Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities divided by borrowing costs for all interest bearing financial liabilities.

(2)
Calculated as net earnings plus income tax and interest on short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities divided by interest expense on short-term borrowings and long-term debt.

              The Company believes the interest coverage ratio based on net earnings available for short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods. Additionally, the Company's balance sheet includes a partnership contribution payable (the "Partnership Contribution Payable") and a partnership contribution receivable (the "Partnership Contribution Receivable") that arose due to a structuring arrangement. The interest expense on the Partnership Contribution Payable is substantially offset by the interest income on the Partnership Contribution Receivable and would not arise in the absence of the structuring arrangement and, as such, the interest expense has been excluded from this interest coverage ratio based on net earnings available for short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities.

DESCRIPTION OF THE NOTES

              The following description of the terms of the notes (referred to in the prospectus as the "debt securities") supplements, and to the extent inconsistent therewith replaces, the description set forth under "Description of Debt Securities" in the prospectus and should be read in conjunction with such description. Capitalized terms used but not defined in this prospectus supplement have the meanings ascribed to them in the prospectus. In this section only, "we", "us", "our" or "Cenovus" refer to Cenovus Energy Inc. without any of its subsidiaries or partnerships through which it operates.

General

              Payment of the principal, premium, if any, and interest on the notes will be made in United States dollars.

              The                        notes initially will be issued in an aggregate principal amount of $                        and the            notes initially will be issued in an aggregate principal amount of $                        . The            notes will mature on                        ,            and will bear interest at the rate of            % per year. The            notes will mature on                        ,            and will bear interest at the rate of            % per year. Interest will be payable on the            notes from                        , 2013 or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on                        and                         of each year, commencing                                                             , 2014, to the persons in whose names the                        notes are registered at the close of business on the preceding                        or                         , respectively. Interest will be payable on the                         notes from                        , 2013 or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on                        and                          of each year, commencing                        ,                         2014, to the persons in whose names the                        notes are registered at the close of business on the preceding                        or                         , respectively. The notes will be sold in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

              We may from time to time without notice to, or the consent of, the holders of the            notes or the            notes, create and issue additional notes under the Indenture. Unless otherwise set forth in a prospectus supplement, such additional notes will rank equally and have the same terms as the            notes and            notes, respectively, offered hereby in all respects (or in all respects except for the issue date, the public offering price, the payment of interest accruing prior to the issue date of the new notes, or except for the first payments of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the            notes and the             notes, as applicable, and have the same terms as to status, redemption and otherwise as the            notes and the            notes, as applicable.

              The notes will not be entitled to the benefits of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of notes pursuant to this prospectus supplement.

              The provisions of the Indenture relating to the payment of Additional Amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption "Description of Debt Securities—Additional Amounts" in the prospectus) and the provisions of the Indenture relating to the redemption of notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities—Tax Redemption" in the prospectus) will apply to the notes.

Ranking and Other Indebtedness

              The notes will be our direct unsecured obligations and will rank equally and ratably with all of our other unsubordinated and unsecured indebtedness. The notes will be structurally subordinated to all existing and future indebtedness and liabilities of any of our subsidiaries and partnerships. We conduct a substantial portion of our operations through our subsidiaries and partnerships. As at June 30, 2013, our subsidiaries and partnerships had approximately $3.4 billion of long-term debt outstanding to third parties.

Optional Redemption

              Prior to                        ,            (the date that is                         months prior to the maturity date of the             notes), we may redeem the            notes, and prior to                        ,            (the date that is             months prior to the maturity date of the             notes), we may redeem the            notes, in each case, in whole or in part, at our option at any time or from time to time at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed, and

  •
  the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus            basis points in the case of the            notes and            basis points in the case of the                        notes, plus, in each case, accrued interest thereon to the date of redemption.

              On or after            ,            (the date that is                         months prior to the maturity date of the            notes), we may redeem the             notes, and on or after            ,             (the date that is             months prior to the maturity date of the            notes), we may redeem the                        notes, in each case, in whole or in part, at a redemption price equal to 100% of the principal amount of the            notes or the                        notes to be redeemed, plus accrued and unpaid interest thereon to the date of redemption.

              For purposes of the redemption price calculation set forth above, the following terms have the following meanings:

              "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

              "Comparable Treasury Issue" means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

              "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

              "Independent Investment Banker" means one of the Reference Treasury Dealers, which is appointed by the Trustee after consultation with us.

              "Reference Treasury Dealers" means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and J.P. Morgan Securities LLC or their affiliates, plus two others which are primary U.S. Government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in the United States (a "Primary Treasury Dealer"), we shall substitute for it another Primary Treasury Dealer.

              "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by such Reference Treasury Dealers at 3:30 p.m. New York Time on the third business day preceding such redemption date.

              Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

              Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption.

              In the case of a partial redemption of either the                        notes or the                        notes, selection of such notes for redemption will be made pro rata, by lot or such other method as the Trustee in its sole discretion deems appropriate and just. If any note is redeemed in part, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed; provided that no note in an aggregate principal amount of US$2,000 or less shall be redeemed in part. A replacement note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

Book-Entry System

              The Depository Trust Company ("DTC" or the "Depositary"), New York, New York, will act as securities depositary for the notes. The notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. One or more fully-registered global notes (hereinafter referred to as the "Global Notes") will be issued for the notes, in the aggregate principal amount of such issue, and will be deposited with DTC. The provisions set forth under "Description of Debt Securities—Debt Securities in Global Form" in the prospectus will be applicable to the notes.

              DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934 (the "Exchange Act"). DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants' accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC Rules applicable to its Participants are on file with the SEC.

              Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each note ("beneficial owner") is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Global Notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Global Notes, except in the event that use of the book-entry system for the notes is discontinued.

              The deposit of the Global Notes with DTC and their registration in the name of Cede & Co. do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Global Notes; DTC's records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

              Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

              None of DTC, Cede & Co., or any other DTC nominee will consent or vote with respect to the Global Notes unless authorized by a direct participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date. These participants are identified in a listing attached to the omnibus proxy.

              Principal and interest payments on the Global Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts upon DTC's receipt of funds and corresponding detail information from us, on the applicable payment date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in street name. These payments will be the responsibility of these participants and not of DTC or its nominee, us, the Trustee, or any other agent or party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal and interest to Cede & Co., or any other nominee as may be requested by an authorized representative of DTC, is our responsibility. Disbursement of the payments to direct participants is the responsibility of DTC, and disbursement of the payments to the beneficial owners is the responsibility of the direct or indirect participants.

              We will send any redemption notices to DTC. If less than all of the notes of a series are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

              A beneficial owner must give any required notice of its election to have its notes repurchased through the participant through which it holds its beneficial interest in the Global Notes to the applicable trustee or tender agent. The beneficial owner shall effect delivery of its notes by causing the direct participant to transfer its interest in the securities on DTC's records. The requirement for physical delivery of notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the securities are transferred by the direct participant on DTC's records and followed by a book-entry credit of tendered notes to the applicable trustee or agent's DTC account.

              The information in this section concerning DTC and DTC's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangement between us and DTC and any changes to these procedures that may be instituted unilaterally by DTC.

Certificated Notes

              The Depositary may discontinue providing its services as depositary with respect to the notes at any time by giving reasonable notice to us and the Trustee. Under these circumstances, and in the event that a successor depositary is not appointed, notes in certificated form are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depositary). In that event, notes in certificated form will be printed and delivered. If at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days or if there shall have occurred and be continuing an Event of Default under the Indenture with respect to the notes and the Trustee has received a request from a beneficial holder of outstanding notes to issue notes in certificated form to such holder, we will issue individual notes in certificated form in exchange for the Global Notes.

CERTAIN INCOME TAX CONSIDERATIONS

              The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the notes having regard to their own particular circumstances, including any consequences of an investment in the notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

              The following summary describes the principal Canadian federal income tax considerations generally applicable to you as a consequence of acquiring, holding and disposing of notes; provided that you, at all relevant times, for the purposes of the Income Tax Act (Canada) (the "Tax Act"), (i) deal with Cenovus at arm's length, (ii) deal at arm's length with any transferee who is resident in Canada for purposes of the Tax Act and to whom you assign or otherwise transfer a note, (iii) are not, and are not deemed to be, a resident of Canada, (iv) are not a "specified shareholder" of Cenovus for purposes of subsection 18(5) of the Tax Act or a person who does not deal at arm's length with a specified shareholder of Cenovus, (v) do not use or hold and are not deemed by the provisions of the Tax Act to use or hold the notes in the course of carrying on a business in Canada and, (vi) where you carry on an insurance business in Canada and elsewhere, you establish that the notes are neither "designated insurance property" (as defined in the Tax Act and the regulations thereunder (the "Regulations")) nor effectively connected with the insurance business you carry on in Canada.

              This summary is based upon the current provisions of the Tax Act and the Regulations, all specific proposals to amend such provisions publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and an understanding of the current published administrative practices of the Canada Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax consequences, and except as noted above does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, and does not take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from the federal income tax considerations.

              Under the Tax Act, you will not be subject to Canadian withholding tax in respect of any amounts paid or credited by Cenovus to you as, on account of, in lieu of, or in satisfaction of interest on the notes. There are no other Canadian taxes on income or capital gains payable under the Tax Act in respect of the holding, redemption or disposition of the notes or the receipt of interest on the notes by you from Cenovus.

Certain U.S. Federal Income Tax Considerations

              The following summary is a discussion of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of the notes by a U.S. Holder, as defined below, that acquires the notes in this initial offering at the issue price set forth on the cover page. This discussion is not a complete analysis or description of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with holders that will hold the notes as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, this description of certain U.S. federal income tax consequences does not address the tax treatment of special classes of holders, such as, financial institutions, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities (or investors in such entities), tax-exempt entities, insurance companies, persons holding the notes as part of a hedging, integrated or conversion transaction, constructive sale or "straddle", U.S. expatriates, persons subject to the alternative minimum tax, and dealers or traders in securities or currencies.

              This summary does not address U.S. federal estate and gift tax consequences or tax consequences under any state, local or foreign laws.

              The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated under the Code, U.S. judicial decisions and administrative pronouncements. All of the preceding authorities are subject to change, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the "IRS") with respect to any of the U.S. federal income tax consequences described below. As a result, there can be no assurance that the IRS or a court considering these issues will not disagree with or challenge any of the conclusions we have reached and described herein.

              For purposes of this discussion, a "U.S. Holder" is a beneficial owner of notes that is (1) an individual who is a citizen or a resident alien of the United States for U.S. federal income tax purposes, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

              If a partnership or other pass-through entity holds the notes, the tax treatment of a partner in, or owner of, the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the entity. If a prospective holder is a partner in or owner of a partnership or other pass-through entity that is considering holding notes, such prospective holder should consult its tax advisor regarding the tax consequences of acquiring, owning and disposing of notes.

              The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of notes, and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is given.

              We urge holders to consult their tax advisor regarding the application of U.S. federal, state and local tax laws, as well as any applicable foreign tax laws, to their particular situation.

    Payments of Interest

              Interest on a note will be taxable as ordinary interest income at the time it is paid or accrued, in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. Interest on the notes will be income from sources outside the United States for purposes of computing the foreign tax credit allowable to a U.S. Holder. Interest income on a note generally will be considered either "passive category income" or "general category income" for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex, and holders should consult their tax advisors regarding the availability of the credit under their particular circumstances.

    Original Issue Discount ("OID")

              It is not expected that the notes will be issued with OID. If, however, the stated redemption price of a note exceeds its issue price by more than a statutory de minimis amount, U.S. Holders will be required to treat such excess amount as OID, which is treated for U.S. federal income tax purposes as accruing over the term of the note as interest income to holders. A U.S. Holder's adjusted tax basis in such holder's notes would be increased by the amount of any OID included in such holder's gross income. In compliance with Treasury regulations, if we determine that the notes have OID, we will provide certain information to the IRS and/or holders of notes that is relevant to determining the amount of OID in each accrual period.

    Notes Subject to Contingencies

              In certain circumstances (see "Description of the Notes—Optional Redemption"), we may be obligated to pay amounts in excess of stated interest or principal on the notes. It is possible that our obligation to make additional payments on the notes could implicate the provisions of Treasury regulations relating to "contingent payment debt instruments." If the notes were characterized as contingent payment debt instruments, holders might, among other things, be required to accrue interest income at a higher rate than the stated interest rate on the notes and to treat any gain recognized on the sale or other disposition of a note as ordinary income rather than as capital gain.

              We intend to take the position that the likelihood of additional payments on the notes is remote or that the amount of such payments would be incidental, or both, and thus, that the notes should not be treated as contingent payment debt instruments. Our determination on these matters is binding on holders unless they disclose their contrary position in the manner required by applicable Treasury regulations. Our determination, however, is not binding on the IRS, and if the IRS were to challenge this determination, holders might be required to accrue additional interest income on their notes and to treat as ordinary income rather than as capital gain any income realized on the sale or other disposition of a note before the resolution of the contingency. In the event the notes are contingent payment debt instruments and a contingency occurs, such contingency would affect the amount and timing of income recognized by holders. If any additional payments are in fact paid, holders will be required to recognize such amounts as income.

              The discussion assumes that our determination that the contingencies are remote or incidental, or both, is correct. The Treasury regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation, however, and the scope of the Treasury regulations is not certain. Holders are urged to consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

    Sale, Exchange or Retirement of the Notes

              Upon the sale, retirement or other disposition of a note, holders will generally recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received (other than any amount received that is attributable to accrued but unpaid interest not previously included in income, which will be taxable as ordinary interest income) and (ii) such holders' adjusted tax basis in the note at the time of sale, exchange, retirement or other disposition.

              A holder's adjusted tax basis in a note generally will be the amount that such holder paid for the note, increased by any OID previously included in income, and decreased by any payments (other than payments of qualified stated interest) such holder received with respect to the note.

              Any capital gain or loss will be long-term capital gain or loss if at the time of the sale, exchange, retirement or other taxable disposition of the note, the U.S. Holder has held the note for more than one year. Long-term capital gain of non-corporate U.S. Holders, including individual U.S. Holders, is generally taxed at reduced rates. The gain or loss will generally be treated as U.S. source gain or loss. The deductibility of capital losses is subject to limitations.

    Additional Tax on Net Investment Income

              A non-corporate U.S. Holder whose income exceeds certain thresholds is subject to a 3.8% tax on net investment income, subject to certain limitations and exceptions. Income from interest on the notes and capital gains from the sale or other taxable disposition of the notes generally will be included in the calculation of net investment income. U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on the ownership and disposition of the notes.

    Information Reporting and Backup Withholding

              In general, backup withholding and information reporting requirements apply to certain payments to U.S. Holders of principal of, and interest on, a note, and the receipt of proceeds on the sale or other disposition (including a retirement or redemption) of a note before maturity, in each case when made within the United States or through certain U.S. intermediaries, if a U.S. Holder: fails to furnish its taxpayer identification number, fails to certify that such number is correct, fails to certify that such U.S. Holder is not subject to backup withholding, or otherwise fails to comply with the applicable requirements of the backup withholding rules.

              Certain U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements provided their exemption from backup withholding and information reporting are properly established. Backup withholding is not an additional tax. Any amounts withheld from a payment to holders will be allowed as a credit against their U.S. federal income tax liability and may entitle them to a refund, provided the required information is furnished to the IRS in a timely manner. Holders should consult their tax advisor regarding the application of backup withholding, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

              Certain U.S. Holders who are individuals are required to report information relating to an interest in notes, subject to certain exceptions (including an exception for notes held in accounts maintained by domestic financial institutions). U.S. Holders are urged to consult their tax advisors regarding their reporting requirements.

UNDERWRITING

              We intend to offer the notes through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers and as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriter	Principal Amount of Notes	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	US$	US$
Barclays Capital Inc.
J.P. Morgan Securities LLC

Total	US$	US$

              In the underwriting agreement, the underwriters severally have agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events.

              We have agreed to indemnify each of the underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

              The notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory in Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes purchased by it, in Canada or to residents of Canada, in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar agreement with respect to the notes will require each dealer or other party thereto to make an agreement to the same effect.

              The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and the underwriters may offer the            notes to certain dealers at that price less a concession not to exceed            % of the principal amount of the                         notes. The underwriters may allow, and such dealers may re-allow, a discount not to exceed            % of the principal amount of the                        notes on sales to certain other dealers. The representatives have also advised us that the underwriters

propose initially to offer the                        notes to the public at the public offering price set forth on the cover of this prospectus supplement and the underwriters may offer the                         notes to certain dealers at that price less a concession not to exceed            % of the principal amount of the notes. The underwriters may allow, and such dealers may re-allow, a discount not to exceed            % of the principal amount of the            notes on sales to certain other dealers. After the initial public offering, the public offering prices and other selling terms may be changed by the underwriters.

              The expenses of the offering, not including the underwriting commission, are estimated to be approximately $2 million and are payable by us.

              We have agreed not to, prior to the closing of this offering, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any debt securities which mature more than one year after the closing of this offering and which are substantially similar to the notes, without first obtaining the prior written consent of the representatives of the underwriters.

              The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the representatives that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

              In connection with the offering, the representatives may purchase and sell the notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the representatives of a greater principal amount of the notes than the underwriters are required to purchase in the offering. The representatives may close out any short position by purchasing the notes in the open market. Stabilizing transactions consist of various bids for or purchases of the notes made by the representatives in the open market prior to the completion of the offering.

              The representatives may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased the notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

              Purchases to cover short positions and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the notes. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they may be discontinued by the representatives at any time without notice. These transactions may be effected in the over-the-counter market or otherwise.

              Certain of the underwriters and/or their affiliates have performed, and in the future may perform, certain investment banking and advisory services for us or our affiliates from time to time for which they have received, or may in the future receive, customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Also, certain of the underwriters are affiliates of banks which are lenders to us and to which we may be indebted from time to time. As a consequence of their participation in the offering, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of this offering were made through negotiations between us and the underwriters.

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

              The net proceeds of the offering are intended to be used to partially fund the redemption of our outstanding 2014 notes which may be held by one or more of the underwriters or their affiliates. See "Use of Proceeds". As a result, one or more of the underwriters and/or their affiliates may receive more than 5% of the net proceeds from the offering of the notes in the form of the repayment of indebtedness. Accordingly, the offering of the notes is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority ("FINRA"). The appointment of a qualified independent underwriter is not necessary in connection with the offering because the conditions of Rule 5121(a)(1)(C) of FINRA are satisfied.

Notice to Prospective Investors in the European Economic Area

              In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a "relevant member state"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the "relevant implementation date"), it has not made and will not make an offer of notes described in this prospectus supplement to the public in that relevant member state, other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100, or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) as permitted under the Prospectus Directive subject to obtaining the prior consent of the joint book-running managers for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

    provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

              Each purchaser of notes described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

              For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in each relevant member state and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

              We have not authorized and do not authorize the making of any offer of notes through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on our behalf or on behalf of the underwriters.

Notice to Prospective Investors in the United Kingdom

              This prospectus supplement and any other material in relation to the notes described herein are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (and amendments thereto) and Section 86(7) of the Financial Services and Markets Act 2000 (United Kingdom), as amended (the "FSMA") that are also (i) investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005, as amended (the "Order") or (ii) persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Order or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any notes may otherwise be lawfully communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). The notes are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such notes will be engaged only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents. The notes are not being offered or sold to any person in the United Kingdom, except in circumstances which will not result in an offer of securities to the public in the United Kingdom within the meaning of Part VI of the FSMA.

              Each underwriter has represented and agreed that:

    (a)
    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of such notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

    (b)
    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

              Certain legal matters relating to Canadian law will be passed upon for us by Norton Rose Fulbright Canada LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. The underwriters will be represented by Shearman & Sterling LLP, Toronto, Ontario, Canada with respect to certain legal matters relating to United States law.

 EXPERTS

              The audited consolidated financial statements incorporated by reference in the prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the rules of the SEC.

              Information relating to our reserves in the Annual Information Form dated February 19, 2013 and incorporated by reference in the prospectus was calculated based on evaluations of and reports on our crude oil and natural gas reserves conducted and prepared by GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd. as independent qualified reserves evaluators and such information has been so incorporated by reference in the prospectus on the authority of such firms as experts.

              The principals of each of GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd., in each case, as a group own beneficially, directly or indirectly, less than 1% of any class of our securities.

 DOCUMENTS INCORPORATED BY REFERENCE

              This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. The following documents which have been or will be filed with the securities commission or similar authority in each of the provinces and territories of Canada are also specifically incorporated by reference in and form an integral part of the prospectus, as supplemented by this prospectus supplement:

    (a)
    our Annual Information Form dated February 19, 2013;

    (b)
    our audited consolidated financial statements and auditor's report thereon for the year ended December 31, 2012;

    (c)
    our Management's Discussion and Analysis for the year ended December 31, 2012;

    (d)
    our unaudited interim consolidated financial statements for the period ended June 30, 2013;

    (e)
    our Management's Discussion and Analysis for the period ended June 30, 2013; and

    (f)
    our Management Proxy Circular dated March 1, 2013 relating to the annual meeting of our shareholders held on April 24, 2013.

              Any statement contained in the prospectus, in this prospectus supplement or in any document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, into the prospectus for the purpose of the offering of the notes offered hereby shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

              You may obtain a copy of our Annual Information Form and other information identified above by writing or calling us at the following address and telephone number:

Cenovus Energy Inc.
500 Centre Street SE
P.O. Box 766
Calgary, Alberta T2P 0M5
Attention: Corporate Secretary
(403) 766-2000

Amendment No. 1 dated May 9, 2013 to Base Short Form Shelf Prospectus dated June 6, 2012.

This amendment, together with the base short form shelf prospectus dated June 6, 2012, constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

US$3,250,000,000

Debt Securities

AMENDMENTS

Our base short form shelf prospectus dated June 6, 2012 is hereby amended to increase the aggregate principal amount of our debt securities that may be offered thereunder by deleting the references to "US$2,000,000,000" appearing on the face page, under the heading "About This Prospectus" and under the heading "Description of Debt Securities — General" and substituting "US$3,250,000,000" therefor.

New Issue	Short Form Base Shelf Prospectus Dated June 6, 2012

Cenovus Energy Inc.

US$2,000,000,000

Debt Securities

        We may from time to time offer and sell up to US$2,000,000,000 (or the equivalent in other currencies) aggregate principal amount of our debt securities. These debt securities may be offered and sold in the United States and elsewhere where permitted by law. These debt securities may consist of debentures, notes or other types of debt and may be issuable in series. We will provide the specific terms of these securities in supplements to this prospectus that will be delivered to purchasers together with this prospectus. Unless otherwise provided in a prospectus supplement relating to a series of debt securities, the debt securities will be our direct, unsecured and unsubordinated obligations and will be issued under a trust indenture. You should read this prospectus and any prospectus supplement carefully before you invest.

        Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

        We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

        Owning the debt securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

        Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus are Canadian residents, and most of our assets and the assets of our directors and officers and the experts are located outside the United States.

        There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of the issuer regulation. See "Risk Factors".

        Our registered and principal office is located at #4000, 421 - 7 Avenue S.W., Calgary, Alberta, Canada T2P 4K9.

        June 6, 2012

About This Prospectus	2
Where You Can Find More Information	3
Forward-Looking Statements	6
Cenovus Energy Inc.	9
Use of Proceeds	9
Description of Debt Securities	9
Risk Factors	29
Certain Income Tax Considerations	31
Plan of Distribution	31
Interest Coverage	32
Legal Matters	33
Experts	33
Enforceability of Civil Liabilities	33
Documents Filed as Part of the Registration Statement	34
Consent of PricewaterhouseCoopers LLP	35

ABOUT THIS PROSPECTUS

        Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to "Cenovus", "we", "us" and "our" mean Cenovus Energy Inc. and its consolidated subsidiaries and partnerships.

        In this prospectus, in any prospectus supplement and in documents incorporated by reference in this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to "dollars", or "$" are to Canadian dollars and all references to "US$" are to U.S. dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, which have been adopted as Canadian generally accepted accounting principles, referred to as "Canadian GAAP".

        We may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$2,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the United States Securities and Exchange Commission (the "SEC"). You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

        Certain historical information contained in this short form prospectus and documents incorporated by reference in this short form prospectus has been provided by, or derived from information provided by, certain third parties, including Encana Corporation

("Encana"). Although we have no knowledge that would indicate that any such information is untrue or incomplete, we assume no responsibility for the completeness or accuracy of such information or the failure by such third parties to disclose events which may have occurred or may affect the completeness or accuracy of such information, but which are unknown to us.

WHERE YOU CAN FIND MORE INFORMATION

        Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Cenovus Energy Inc., 421 - 7 Avenue S.W., P.O. Box 766, Calgary, Alberta, Canada T2P 0M5, telephone (403) 766-2000. These documents are also available through the internet via the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

        We file with the securities commission or authority in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we furnish to the SEC at the SEC's public reference room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference rooms. Our filings are also electronically available from the SEC's Electronic Document Gathering, Analysis and Retrieval system (EDGAR), which can be accessed at www.sec.gov, as well as from commercial document retrieval services.

        Under applicable securities laws in Canada and the United States, the Canadian securities commissions and the SEC allow us to incorporate by reference certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the Canadian securities commissions under Canadian securities legislation:

  (a)
  our Annual Information Form dated February 21, 2012;

  (b)
  our audited consolidated financial statements and auditor's report thereon for the year ended December 31, 2011;

  (c)
  our Management's Discussion and Analysis for the year ended December 31, 2011;

  (d)
  our Management Proxy Circular dated March 5, 2012 in connection with an annual meeting of shareholders held on April 25, 2012;

  (e)
  our unaudited interim consolidated financial statements for the period ended March 31, 2012; and

  (f)
  our Management's Discussion and Analysis for the three months ended March 31, 2012.

Any annual information form, audited annual consolidated financial statements (together with the auditor's report thereon), information circular, unaudited interim consolidated financial statements, management's discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports subsequently filed by us with securities commissions or similar authorities in the relevant provinces and territories of Canada after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on SEDAR. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus, shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

        Any statement contained in this prospectus or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in the prospectus or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

        We will file updated interest coverage ratios quarterly with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to our unaudited interim consolidated financial statements and audited annual consolidated financial statements which will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the debt securities.

        Upon a new annual information form and related annual consolidated financial statements and management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and the accompanying management's discussion and analysis and material change reports filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus. Upon a new information circular in connection with an annual meeting being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, the previous information circular filed in connection with an annual meeting shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

        A prospectus supplement or prospectus supplements containing the specific terms for an issue of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement but only for the purposes of the debt securities issued thereunder.

        You may obtain a copy of our Annual Information Form and other information identified above by writing or calling us at the following address or telephone number:

Cenovus Energy Inc. 421 - 7 Avenue S.W. P.O. Box 766 Calgary, Alberta T2P 0M5 Attention: Corporate Secretary (403) 766-2000

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus contain certain forward-looking statements and information (collectively referred to as "forward-looking statements") within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

        These forward-looking statements are identified by words such as "anticipate", "believe", "expect", "plan", "forecast", "target", "project", "could", "focus", "vision", "goal", "proposed", "scheduled", "outlook", "potential", "may" or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projected future value or net asset value, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, anticipated finding and development costs, expected reserves and contingent and prospective resources estimates, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, forecasted commodity prices, future use and development of technology and projected increasing shareholder value. You are cautioned not to place undue reliance on forward-looking statements as our actual results may differ materially from those expressed or implied.

        Developing forward-looking statements involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to us and others that apply to the industry in general. The factors or assumptions on which the forward-looking statements are based include: assumptions inherent in our current guidance, included in documents incorporated herein by reference, available at www.cenovus.com; our projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

        Forward-looking statements involve a number of risks and uncertainties, some of which are specific to us and others that apply to the industry generally. The risk factors and uncertainties that could cause actual results to differ materially include, among other things:

  •
  volatility of and assumptions regarding oil and gas prices;

  •
  the effectiveness of our risk management program, including the impact of derivative financial instruments and our access to various sources of capital;

  •
  accuracy of cost estimates;

  •
  fluctuations in commodity prices, currency and interest rates;

  •
  fluctuations in product supply and demand;

  •
  market competition, including from alternative energy sources;

  •
  risks inherent in our marketing operations, including credit risks;

  •
  maintaining desirable ratios of debt to to adjusted earnings before interest, taxes, depreciation and amortization and debt to capitalization;

  •
  our ability to access external sources of debt and equity capital;

  •
  success of our hedging strategies;

  •
  accuracy of our reserves, resources and future production estimates;

  •
  our ability to replace and expand oil and gas reserves;

  •
  our ability to maintain our relationship with our partners and to successfully manage and operate our integrated heavy oil business;

  •
  reliability of our assets;

  •
  potential disruption or unexpected technical difficulties in developing new products and manufacturing processes;

  •
  refining and marketing margins;

  •
  potential failure of new products to achieve acceptance in the market;

  •
  unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities;

  •
  unexpected difficulties in manufacturing, transporting or refining of crude oil into petroleum and chemical products at two refineries;

  •
  risks associated with technology and its application to our business;

  •
  the timing and the costs of well and pipeline construction;

  •
  our ability to secure adequate product transportation;

  •
  changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance;

  •
  the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements;

  •
  changes in the general economic, market and business conditions;

  •
  the political and economic conditions in the locations in which we operate;

  •
  the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and

  •
  risks associated with existing and potential future lawsuits and regulatory actions against us.

        Statements relating to "reserves" and "contingent resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and contingent resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

        We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should carefully consider the matters discussed under "Risk Factors" in this prospectus and in any applicable prospectus supplement. You should also refer to "Risk Management" in our annual Management's Discussion and Analysis incorporated herein by reference and to the risk factors described in other documents incorporated herein by reference we file from time to time with securities regulatory authorities, available at www.sedar.com, www.sec.gov and on our website at www.cenovus.com. Except as required by applicable securities law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise. Information on or connected to our website, even if referred to in a document incorporated by reference herein, does not constitute part of this prospectus.

CENOVUS ENERGY INC.

        Cenovus is a Canadian oil company headquartered in Calgary, Alberta. Our operations include oil sands properties and established crude oil and natural gas production in Alberta and Saskatchewan. We also have ownership interests in two refineries in Illinois and Texas, U.S.A.

        Our reportable segments are as follows:

  •
  Oil Sands, which consists of our producing bitumen assets at Foster Creek and Christina Lake, heavy oil assets at Pelican Lake, new resource play assets such as Narrows Lake, Grand Rapids and Telephone Lake, and the Athabasca natural gas assets. Certain of the Company's operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

  •
  Conventional, which includes the development and production of conventional crude oil, natural gas and natural gas liquids in Alberta and Saskatchewan, notably the carbon dioxide enhanced oil recovery project at Weyburn, and the Bakken and Lower Shaunavon crude oil properties.

  •
  Refining and Marketing, which is focused on the refining of crude oil products into petroleum and chemical products at two refineries located in the U.S. The refineries are jointly owned with and operated by Phillips 66, an unrelated U.S. public company. This segment also markets Cenovus's crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

  •
  Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative and financing activities. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventory.

USE OF PROCEEDS

        Unless otherwise indicated in the applicable prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes. Those general corporate purposes may include capital expenditures, the repayment of indebtedness and the financing of acquisitions. We may invest funds that we do not immediately use in short-term marketable securities. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

        In this section only, "we", "us", "our" or "Cenovus" refer only to Cenovus Energy Inc. without any of its subsidiaries or partnerships through which it operates. The following description describes certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a supplement to this prospectus.

        The debt securities will be issued under an indenture (the "Indenture") to be entered into between us and The Bank of New York Mellon, as "Trustee". The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. The following is a summary of the Indenture which describes the material terms and provisions of the debt securities. However, it is the Indenture, and not this summary, that governs your rights as a holder of our debt securities. A form of the Indenture has been filed with the SEC and is available on EDGAR. See "Where You Can Find More Information" in this prospectus. In addition, prospective investors should rely on information in the applicable prospectus supplement, which may provide information that is different from this prospectus.

        We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of debt securities pursuant to this prospectus.

General

        The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other unsecured evidences of indebtedness) that we may issue under the Indenture. It provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any foreign currency. Special Canadian and U.S. federal income tax considerations applicable to any of our debt securities denominated in a currency other than U.S. dollars will be described in the applicable prospectus supplement. The debt securities offered pursuant to this prospectus will be issued in an aggregate principal amount of up to US$2,000,000,000, or if any debt securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of up to US$2,000,000,000, or the equivalent in other currencies. The Indenture also permits us to increase the principal amount of any series of our debt securities previously issued and to issue debt securities of that increased principal amount. The applicable prospectus supplement will set forth the following terms and information relating to the debt securities being offered by us:

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  the specific designation and the aggregate principal amount of the debt securities of such series;

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  the extent and manner, if any, to which payment on or in respect of our debt securities of such series will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

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  the percentage or percentages of principal amount at which our debt securities of such series will be issued;

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  the date or dates on which the principal of (and premium, if any, on) our debt securities of such series will be payable and the portion (if less than the principal amount) of the debt securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined or extended;

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  the rate or rates (whether fixed or variable) at which our debt securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

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  the dates on which any interest will be payable and the regular record dates for the payment of interest on our debt securities of such series in registered form;

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  the place or places where the principal of (and premium, if any, and interest, if any, on) our debt securities will be payable, and each office or agency where our debt securities of such series may be presented for registration of transfer or exchange;

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  if other than U.S. dollars, the currency in which our debt securities of such series are denominated or in which currency payment of the principal of (and premium, if any, and interest, if any, on) such debt securities of such series will be payable;

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  whether our debt securities of such series will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

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  any mandatory or optional redemption or sinking fund provisions;

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  the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which our debt securities of such series may be redeemed or purchased by us;

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  the terms and conditions, if any, upon which you may redeem our debt securities of such series prior to maturity and the price or prices at which and the currency in which our debt securities of such series are payable;

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  any index used to determine the amount of payments of principal of (and premium, if any, or interest, if any, on) our debt securities of such series;

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  the terms, if any, on which our debt securities may be converted or exchanged for other of our debt securities or debt securities of other entities;

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  any other terms of our debt securities of such series, including covenants and events of default which apply solely to a particular series of our debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to our debt securities of such series which do not apply to a particular series of our debt securities;

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  if other than The Depository Trust Company, the person designated as the depositary for the debt securities of such series;

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  any applicable material Canadian and U.S. federal income tax consequences;

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  whether and under what circumstances we will pay Additional Amounts (defined below under "Payment of Additional Amounts") on the debt securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the debt securities of such series rather than pay the Additional Amounts (and the terms of any such option);

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  whether the payment of our debt securities will be guaranteed by any other person; and

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  if other than denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof, the denominations in which any securities of the series shall be issuable.

        Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford holders of our debt securities the right to tender such debt securities to us in the event that we have a change in control.

        Our debt securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating to the debt securities.

Ranking

        Unless otherwise indicated in an applicable prospectus supplement, the debt securities issued under the Indenture will be unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness outstanding from time to time. We conduct a substantial portion of our business through corporate and partnership subsidiaries. The debt securities will be structurally subordinated to all existing and future indebtedness and liabilities, including trade payables, of any of our corporate or partnership subsidiaries. See "Risk Factors".

Debt Securities in Global Form

The Depositary, Book-Entry and Settlement

        A series of our debt securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

        The specific terms of the depositary arrangement with respect to any portion of a particular series of our debt securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

        Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of our debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities have the ability to take physical delivery of such securities in definitive form.

        So long as the depositary for a global security, or its nominee, is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of our debt securities represented by the global security registered in their names and will not receive or be entitled to receive physical delivery of such series of our debt securities in definitive form.

Payments of Principal, Premium, if any, and Interest

        Any payments of principal, premium, if any, and interest on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Trustee or any paying agent for our debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

Discontinuance of Depositary's Services

        If a depositary for a global security representing a particular series of our debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 60 days, we will issue such series of our debt securities in definitive form in exchange for a global security representing such series of our debt securities. In addition, we may at any time and in our sole discretion determine not to have a series of our debt securities represented by a global security and, in such event, will issue a series of our debt securities in definitive form in exchange for the global security representing such series of debt securities.

Debt Securities in Definitive Form

        A series of our debt securities may be issued solely as registered securities in denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof or in such other denominations as may be set out in a prospectus supplement relating to any particular series.

        An applicable prospectus supplement will indicate the places to register a transfer of our debt securities in definitive form. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of such debt securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

        We shall not be required to:

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  issue, register the transfer of or exchange any series of our debt securities during a period beginning at the opening of business 15 days before the day of the selection for redemption of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

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  register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any debt security being redeemed in part; or

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  issue, register the transfer of or exchange any of our debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

        Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our debt securities are registered at the close of business on the day or days specified by us.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. The Indenture contains the full definition of all such terms. See "Where You Can Find More Information" in this prospectus.

        "Consolidated Net Tangible Assets" means the total amount of assets of any person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

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  all current liabilities (excluding any indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed and excluding any liabilities related to assets held for sale);

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  all goodwill, trade names, trademarks, patents and other like intangibles; and

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  appropriate adjustments on account of non-controlling interests of other persons holding shares of the Subsidiaries of such person,

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such person computed in accordance with GAAP.

        "Current Assets" means assets which in the ordinary course of business are expected to be realized in cash or sold or consumed within 12 months.

        "Facilities" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; refineries and related facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities, flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

        "Financial Instrument Obligations" means obligations arising under:

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  interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

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  currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

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  commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

        "GAAP" means generally accepted accounting principles in Canada which are in effect from time to time (including, for clarity and as applicable, International Financial Reporting Standards as issued by the International Accounting Standards Board), unless the person's most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

        "Lien" means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, charge, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

        "Non-Recourse Debt" means indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

        "Permitted Liens" of any person at any particular time means:

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  Liens existing as of the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

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  Liens on Current Assets given in the ordinary course of business to any financial institution or others to secure any indebtedness payable on demand or maturing (including any right of extension or renewal) within 12 months or less from the date such indebtedness is incurred;

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  Liens in connection with indebtedness, which, by its terms, is Non-Recourse Debt to us or any of our Subsidiaries;

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  Liens existing on property or assets at the time of acquisition (including by way of lease) by such person, provided that such Liens were not incurred in anticipation of such acquisition;

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  Liens or obligations to incur Liens (including under indentures, trust deeds and similar instruments) on property or assets of another person existing at the time such other person becomes a Subsidiary of such person, or is liquidated or merged into, or amalgamated or consolidated with, such person or Subsidiary of such person or at the time of the sale, lease or other disposition to such person or Subsidiary of such person of all or substantially all of the properties and assets of such other person, provided that such Liens were not incurred in anticipation of such other person becoming a Subsidiary of such person;

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  Liens upon property or assets of whatsoever nature other than Restricted Property;

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  Liens upon property or facilities used in connection with, or necessarily incidental to, the purchase, sale, storage, transportation or distribution of oil or gas, or the products derived from oil or gas;

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  Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, storage, transportation, distribution, gathering or processing of Restricted Property, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, provided in all instances that such Lien is limited to the property or assets that are the subject of the relevant agreement;

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  Liens on assets or property (including oil sands property) securing: (i) all or any portion of the cost of acquisition (directly or indirectly), surveying, exploration, drilling, development, extraction, operation, production, construction, alteration, repair or improvement of all or any part of such assets or property, the plugging and abandonment of wells and the decommissioning or removal of structures or facilities located thereon, and the reclamation and clean-up of such properties, facilities and interests and surrounding lands whether or not owned by us or our Restricted Subsidiaries, (ii) all or any portion of the cost of acquiring (directly or indirectly), developing, constructing, altering, improving, operating or repairing any assets or property (or improvements on such assets or property) used or to be used in connection with such assets or property, whether or not located (or located from time to time) at or on such assets or property, (iii) indebtedness incurred by us or any of our Subsidiaries to provide funds for the activities set forth in clauses (i) and (ii) above, provided such indebtedness is incurred prior to, during or within two years after the completion of acquisition, construction or such other activities referred to in clauses (i) and (ii) above, and (iv) indebtedness incurred by us or any of our Subsidiaries to refinance indebtedness incurred for the purposes set forth in clauses (i) and (ii) above. Without limiting the generality of the foregoing, costs incurred after the date hereof with respect to clauses (i) or (ii) above shall include costs incurred for all facilities relating to such assets or property, or to projects, ventures or other arrangements of which such assets or property form a part or which relate to such assets or property, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such assets or property;

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  Liens granted in the ordinary course of business in connection with Financial Instrument Obligations;

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  Purchase Money Mortgages;

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  Liens in favor of us or any of our Subsidiaries to secure indebtedness owed to us or any of our Subsidiaries;

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  any Lien the validity of which is being contested at the time by us or any of our Subsidiaries in good faith or payment of which has been provided for by creation of a reserve in an amount in cash sufficient to pay the same in full; and

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  any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Lien referred to in the foregoing clauses; provided, however, that (i) such new Lien shall be limited to all or part of the property or assets which was secured by the prior Lien plus improvements on such property or assets and (ii) the indebtedness, if any, secured by the new Lien is not increased from the amount of the indebtedness secured by the prior Lien then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations, refinancings, replacements, exchanges or refundings.

        "Purchase Money Mortgage" of any person means any Lien created upon any property or assets of such person to secure or securing the whole or any part of the purchase price of such property or assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price or cost of any vendor's privilege or Lien on such property or assets securing all or any part of such purchase price or cost including title retention agreements and leases in the nature of title retention agreements; provided that (i) the principal amount of money borrowed which is secured by such Lien does not exceed 100% of such purchase price or cost and any fees incurred in connection therewith, and (ii) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item.

        "Restricted Property" means any oil, gas or mineral property of a primary nature located in the United States or Canada, and any facilities located in the United States or Canada directly related to the mining, processing or manufacture of hydrocarbons or minerals, or any of the constituents thereof or the derivatives therefrom and includes Voting Shares or other interests of a corporation or other person which owns such property or facilities, but does not include (i) any property or facilities used in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of Restricted Property, (ii) any property which, in the opinion of our board of directors, is not materially important to the total business conducted by us and our Subsidiaries as an entirety, or (iii) any portion of a particular property which, in the opinion of our board of directors, is not materially important to the use or operation of such property.

        "Restricted Subsidiary" means any Subsidiary of ours which owns Restricted Property which assets, calculated on a consolidated basis, represent not less than the greater of (i) 5% of our Consolidated Net Tangible Assets and (ii) $100,000,000 (or the equivalent thereof in any other currency), excluding however any Subsidiary of ours if the amount of our share of the Shareholders' Equity therein does not at the time exceed 2% of our Shareholders' Equity.

        "Shareholders' Equity" means the aggregate amount of shareholders' equity (including but not limited to share capital, paid in surplus, accumulated other comprehensive income and retained earnings, but excluding non-controlling interests) of a person as shown on the most recent annual audited or unaudited interim consolidated balance sheet of such person and computed in accordance with GAAP.

        "Subsidiary" of any person means, on any date, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

        "Voting Shares" means shares of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such an event, or solely because the right to vote may not be exercisable under the charter of the corporation.

Covenants

Limitation on Liens

        The Indenture provides that so long as any of our debt securities are outstanding and subject to the provisions of the Indenture, we will not, and will not permit any of our Restricted Subsidiaries to, create, incur, assume or otherwise have outstanding any Lien securing any indebtedness for borrowed money or interest thereon (or any liability of ours or such Restricted Subsidiaries under any guarantee or endorsement or other instrument under which we or such Restricted Subsidiaries are contingently liable, either directly or indirectly, for borrowed money or interest thereon), other than Permitted Liens, without also simultaneously or prior thereto securing, or causing such Restricted Subsidiaries to secure, indebtedness under the Indenture so that our debt securities are secured equally and ratably with or prior to such other indebtedness or liability, except that we and our Restricted Subsidiaries may incur a Lien to secure indebtedness for borrowed money without securing our debt securities if, after giving effect thereto, the principal amount of indebtedness for borrowed money secured by Liens created, incurred or assumed after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 12% of our Consolidated Net Tangible Assets.

        Notwithstanding the foregoing, transactions such as the sale (including any forward sale) or other transfer of (i) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified rate of return (however determined), or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (ii) any other interest in property of the character commonly referred to as a "production payment", will not constitute a Lien and will not result in us or a Restricted Subsidiary of ours being required to secure the debt securities.

Consolidation, Amalgamation, Merger and Sale of Assets

        We shall not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, partnership or trust, or convey, transfer or lease all or substantially all our properties and assets to any person, unless:

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  the entity formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such statutory arrangement or the person which acquires or leases all or substantially all of our properties and assets is a corporation, partnership or trust organized and validly existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the holders of our debt securities, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor entity assumes our obligations under the debt securities and the Indenture to pay Additional Amounts, with the name of such successor jurisdiction being included in addition to Canada in each place that Canada appears in "— Payment of Additional Amounts" and "— Tax Redemption" below;

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  the successor entity expressly assumes or assumes by operation of law all of our obligations under our debt securities and under the Indenture;

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  immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

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  certain other conditions are met.

        In addition, we may, notwithstanding anything in the Indenture, consolidate or amalgamate with or merge into or enter into a statutory arrangement with any direct or indirect wholly-owned Subsidiary and may convey, transfer or lease all or substantially all of our properties and assets to any direct or indirect wholly-owned Subsidiary without complying with the above provisions in a transaction or series of transactions in which we retain all of our obligations under and in respect of all outstanding debt securities under the Indenture (a "Permitted Reorganization") provided that on or prior to the date of the Permitted Reorganization, we deliver to the Trustee an officer's certificate confirming that, as of the date of the Permitted Reorganization:

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  substantially all of our unsubordinated and unsecured indebtedness for borrowed money which ranked pari passu with the then outstanding debt securities under the Indenture immediately prior to the proposed Permitted Reorganization will rank no better than pari passu with the then outstanding debt securities under the Indenture after the Permitted Reorganization; for certainty, there is no requirement for any such other indebtedness to obtain or maintain similar ranking to the then outstanding debt securities under the Indenture and such other indebtedness may be structurally subordinated or otherwise subordinated to the then outstanding debt securities under the Indenture; or

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  at least two of our then current credit rating agencies (or if only one credit rating agency maintains ratings in respect of the debt securities at such time, that one credit rating agency) have affirmed that the rating assigned by them to the debt securities shall not be downgraded as a result of the Permitted Reorganization.

        If, as a result of any such transaction, any of our or our Restricted Subsidiaries' Restricted Properties become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the "Limitation on Liens" covenant above without equally and ratably securing our debt securities, we, simultaneously with or prior to such transaction, will secure, or cause the applicable Restricted Subsidiary to secure, our debt securities to be secured equally and ratably with or prior to the indebtedness secured by such Lien.

Payment of Additional Amounts

        Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of us under or with respect to any series of our debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay to each holder of such debt securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder (including the Additional Amounts) after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

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  with which we do not deal at arm's length (for the purposes of the Income Tax Act (Canada)) at the time the amount is paid or payable;

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  which is subject to such Canadian Taxes by reason of the debt securities holder or beneficial owner being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder; or

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  which is subject to such Canadian Taxes by reason of the debt securities holder's or beneficial owner's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

        In addition, Additional Amounts will not be payable if the beneficial owner of, or person ultimately entitled to obtain an interest in, such debt securities is not the sole beneficial owner of such payments, or is a fiduciary or partnership, to the extent that any beneficial owner, beneficiary or settlor with respect to such fiduciary or any partner or member of such partnership would not have been entitled to such Additional Amounts with respect to such payments had such beneficial owner, beneficiary, settlor, partner or member received directly its beneficial or distributive shares of such payments. In addition, Additional Amounts will not be payable with respect to any Canadian Taxes which are payable otherwise than by withholding from payments of, or in respect of, principal of, or interest on, the debt securities.

        We will also:

  •
  make such withholding or deduction; and

  •
  remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

        We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

        We will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by us with respect thereto) of:

  •
  the payment of any Canadian Tax, together with any interest, penalties and reasonable expenses in connection therewith; and

  •
  any Canadian Taxes imposed with respect to any reimbursement under the preceding clause, but excluding any such Canadian Taxes on such holder's net income.

        Notwithstanding the foregoing, provided that we are (or any successor is) an entity organized under the laws of the United States of America, any state thereof, or the District of Columbia, or the laws of Canada or any province or territory thereof, no Additional Amounts or indemnity amounts will be payable in excess of Additional Amounts or the indemnity amounts which would be required if the holder of debt securities was a resident of the United States and a "qualifying person" for purposes of the Canada-U.S. Income Tax Convention (1980), as amended.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

        Unless otherwise specified in the applicable prospectus supplement, a series of our debt securities will be subject to redemption at any time, in whole and not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we or our successor determines that:

  •
  as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date specified in the applicable prospectus supplement or, if applicable, the date a person organized in a jurisdiction other than Canada or the United States becomes our successor pursuant to the consolidation covenant of the Indenture described above under "— Covenants - Consolidation, Amalgamation, Merger and Sale of Assets," we or our successor reasonably determines that we or our successor have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series as described under "— Payment of Additional Amounts"; or

  •
  on or after the date specified in the applicable prospectus supplement or, if applicable, the date a person organized in a jurisdiction other than Canada or the United States becomes our successor pursuant to the consolidation covenant of the Indenture, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada, or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to us, or our successor, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will likely result in us or our successor becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series;

and, in any such case, we, or our successor, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us or our successor.

        In the event that we elect to redeem a series of our debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of our debt securities pursuant to their terms.

        Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

        We will file with the Trustee, within 30 days after we file them with or furnish them to the SEC, copies, which may be in electronic format, of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with or furnish to the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

        Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

  •
  within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

  •
  within 65 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and GAAP, to the extent permitted by the rules and regulations of the SEC, provided, however, that we shall not be obligated to file such report with the SEC if the SEC does not permit such filings.

Events of Default

        The following are summaries of events of default under the Indenture with respect to any series of our debt securities:

  •
  default in the payment of any interest on any debt security of that series when such interest becomes due and payable, and continuance of such default for a period of 30 days;

  •
  default in the payment of the principal of (or premium, if any, on), any debt security of that series when it becomes due and payable;

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  default in the performance, or breach, of any of our covenants or warranties in the Indenture in respect of our debt securities of that series (other than a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere in the Indenture), and continuance of such default or breach for a period of 60 days after receipt by us of written notice to us, specifying such default or breach, by the Trustee or by the holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby;

  •
  if an event of default (as defined in any indenture or instrument under which we or one of our Restricted Subsidiaries has at the time of the Indenture or shall thereafter have outstanding any indebtedness for borrowed money) shall happen and be continuing, or we or any of our Restricted Subsidiaries shall have failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay shall result in such indebtedness being declared due and payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$150,000,000 (or its equivalent in any other currency) and 3.5% of our Shareholders' Equity shall be or become due and payable upon such declaration or otherwise accelerated prior to the date on which the same would otherwise have become due and payable (the "accelerated indebtedness"), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such indebtedness has been accelerated, or (ii) if the accelerated indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, Non-Recourse Debt to us or our Restricted Subsidiaries, it shall not be considered an event of default for purposes of the Indenture; or (B) if such accelerated indebtedness is recourse to us or our Restricted Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

  •
  the entry of a decree or order by a court having jurisdiction in the premises adjudging us a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of us under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or any other applicable insolvency law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or similar official) of us or of any substantial part of our property, or ordering the winding up or liquidation of our the affairs, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days;

  •
  the institution by us of proceedings to be adjudicated a bankrupt or insolvent, or the consent by us to the institution of bankruptcy or insolvency proceedings against us, or the filing by us of a petition or answer or consent seeking reorganization or relief under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or any other applicable insolvency law, or the consent by us to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of us or of any substantial part of our property, or the making by us of an assignment for the benefit of creditors, or the admission by us in writing of our inability to pay our debts generally as they become due; or

  •
  any other events of default provided with respect to debt securities of that series.

        If an event of default under the Indenture occurs and is continuing with respect to any series of our debt securities, then and in every such case the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the debt securities of that series are original issue discount debt securities or indexed securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of such series and all accrued and unpaid interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of our debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to us and the Trustee under certain circumstances, may rescind and annul such acceleration.

        Reference is made to the applicable prospectus supplement or supplements relating to each series of our debt securities which are original issue discount debt securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

        Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default.

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, debt securities of any series or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

  •
  such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

  •
  the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of such series affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

  •
  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

        However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

        We will annually furnish to the Trustee a statement by certain of our officers as to whether or not we, to the best of their knowledge, are in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults.

Defeasance and Covenant Defeasance

        Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants (as evidenced by an officer's certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each instalment of interest, if any, on) the outstanding debt securities of such series (hereinafter referred to as a "defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States stating that (i) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency (or successor agency) to the effect that the holders of the outstanding debt securities of such series should not recognize income, gain or loss for Canadian federal or provincial income tax or other purposes as a result of such defeasance and should be subject to Canadian federal or provincial income tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

        We may exercise our defeasance option notwithstanding our prior exercise of our covenant defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the defeasance option.

        The Indenture provides that, at our option, unless and until we have exercised our defeasance option described in the preceding paragraph, we may omit to comply with the "Limitation on Liens" covenant, certain aspects of the "Consolidation, Amalgamation, Merger and Sale of Assets" covenant and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and our outstanding debt securities upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants (as evidenced by an officer's certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each installment of interest, if any, on) the outstanding debt securities (hereinafter referred to as "covenant defeasance"). If we exercise our covenant defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency (or successor agency) to the effect that the holders of our outstanding debt securities should not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such covenant defeasance and should be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding debt securities include holders who are not resident in Canada);

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

Modification and Waiver

        Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, among other things, without the consent of the holder of each outstanding debt security of such affected series:

  •
  change the stated maturity of the principal of (or premium, if any), or any installment of interest, if any, on any debt security;

  •
  reduce the principal amount of (or premium, if any, or interest, if any, on) any debt security;

  •
  reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof;

  •
  change the place of payment;

  •
  change the currency of payment of principal of (or premium, if any, or interest, if any, on) any debt security;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

  •
  reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

  •
  modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

        The holders of a majority in principal amount of our outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past or existing default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series.

        The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such debt securities.

Consent to Jurisdiction and Service

        Under the Indenture, we irrevocably appoint CT Corporation System, 111-8th Avenue, New York, New York, 10011 as our authorized agent for service of process in any suit or proceeding arising out of or relating to our debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in New York, New York and irrevocably submit to the non-exclusive jurisdiction of any such court.

Governing Law

        Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

RISK FACTORS

        In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in our Annual Information Form, our annual Management's Discussion and Analysis and certain other documents, incorporated by reference or deemed to be incorporated by reference herein, which risk factors are incorporated herein by reference. Prospective purchasers of the debt securities should consider carefully the risk factors set forth below, as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the debt securities offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the debt securities could be materially adversely affected.

There is an absence of a public market for the debt securities and there can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

        There is no public market for the debt securities and we do not intend to apply for listing of the debt securities on any securities exchange. If the debt securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of any trading market for the debt securities or that a trading market for the debt securities will develop.

In certain circumstances the debt securities may be subordinated to the security interests of our lenders and the indebtedness of our subsidiaries and partnerships.

        The debt securities are not subordinated to any other indebtedness and they are not secured. Although our various debt instruments restrict secured indebtedness, such indebtedness may be incurred, subject to certain conditions. In addition, our subsidiaries and partnerships may incur indebtedness, subject to certain limitations. The debt securities will be effectively subordinated to creditors of our subsidiaries and partnerships, in that our right to participate as a stockholder or partner in the distribution of the assets of any subsidiary or partnership, as the case may be, upon any such distribution would be subject to the prior claims of the creditors of such subsidiary or partnership, as the case may be. We conduct a substantial portion of our business through corporate and partnership subsidiaries. One of our partnership subsidiaries owed, as at March 31, 2012, approximately US$4.2 billion of partnership contribution payable to an entity that we and Phillips 66 own equally, to which debt the debt securities are structurally subordinated.

        The Indenture permits us, at any time and from time to time, to complete reorganizations with any of our wholly-owned direct or indirect subsidiaries provided that certain conditions are met. In the event of any such reorganization, the debt securities may continue to be obligations of us in circumstances where our assets are comprised of (and potentially limited to) our ownership interest in the subsidiaries through which our operations are thereafter conducted. Such subsidiaries, which following completion of a reorganization may hold all of the assets formerly held by us, are not restricted under the Indenture with respect to subsequent asset dispositions or incurring indebtedness. See "Description of Debt Securities — Covenants — Consolidation, Amalgamation, Merger and Sale of Assets".

In the event that the debt securities are redeemable, purchasers of the debt securities may be adversely impacted.

        If the debt securities are redeemable at our option, as set forth in the applicable prospectus supplement, we may choose to redeem the debt securities from time to time, in accordance with our rights under the Indenture, including when prevailing interest rates are lower than the rates borne by the debt securities. If prevailing rates are lower at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the debt securities being redeemed. Redemption rights may also adversely impact a purchaser's ability to sell debt securities as the optional redemption date or period approaches.

Credit ratings accorded to the debt securities may not remain in effect or may change in the future and may not reflect all risks associated with an investment in the debt securities.

        There is no assurance that the ratings accorded to the debt securities will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely in the future by the relevant rating agency. Real or anticipated changes in credit ratings on the debt securities may affect the market value of the debt securities. In addition, real or anticipated changes in credit ratings can affect the cost of or terms on which we can issue debentures or incur other debt.

        Credit ratings assigned to us and to the debt securities by independent rating agencies may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an independent assessment of our ability to pay obligations. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed in this short form prospectus or documents incorporated by reference in this short form prospectus on the value of the debt securities.

Prevailing interest rates for comparable securities will affect the market price or value of the debt securities.

        Prevailing interest rates will affect the market price or value of the debt securities. Assuming all other factors remain unchanged, the market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any debt securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal and interest, if any, will be subject to Canadian withholding tax.

        The applicable prospectus supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any debt securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION

        We may offer and sell debt securities to or through underwriters or dealers and also may sell debt securities directly to purchasers or through agents. These debt securities may be offered and sold in the United States and elsewhere where permitted by law.

        The distribution of debt securities of any series may be effected from time to time in one or more transactions:

  •
  at a fixed price or prices, which may be changed;

  •
  at market prices prevailing at the time of sale; or

  •
  at prices related to such prevailing market prices to be negotiated with purchasers.

        In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of debt securities by them may be deemed to be underwriting commissions under the United States Securities Act of 1933, as amended (the "Securities Act").

        The prospectus supplement relating to each series of debt securities will also set forth the terms of the offering of the debt securities, including to the extent applicable, the initial offering price, our proceeds from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to each series sold to or through underwriters will be named in the prospectus supplement relating to such series.

        Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        Each series of debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in the debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities of any series or as to the liquidity of the trading market, if any, for the debt securities of any series.

INTEREST COVERAGE

        The following sets forth our interest coverage ratios calculated for the twelve month periods ended December 31, 2011, based on audited financial information and March 31, 2012, based on unaudited financial information. The interest coverage ratios do not give effect to the debt securities offered by this short form prospectus since the aggregate principal amount of debt securities that will be issued hereunder and the terms of issue are not presently known. The interest coverage ratios set forth below do not purport to be indicative of the interest coverage ratios for any future periods.

        Our borrowing costs on all interest bearing financial liabilities amounted to $351 million and $346 million for the twelve months ended December 31, 2011 and March 31, 2012, respectively. Our net earnings plus income tax and borrowing costs on all interest bearing financial liabilities for the twelve months ended December 31, 2011 and March 31, 2012 was $2,558 million and $3,060 million, respectively.

	December 31, 2011	March 31, 2012
Interest coverage:
Net earnings available for all interest bearing financial liabilities(1)	7.3 times	8.8 times
Net earnings available for short-term borrowings and long-term debt before unrealized (gains) and losses on risk management activities(2)	10.5 times	11.4 times

Notes:

(1)
Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities divided by borrowing costs for all interest bearing financial liabilities.

(2)
Calculated as net earnings plus income tax and interest on short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities divided by interest expense on short-term borrowings and long-term debt. The Company previously disclosed an interest coverage ratio which was calculated as net earnings (including unrealized (gains) and losses on risk management activities) plus income tax and interest on short-term borrowings and long-term debt divided by interest expense on short-

  term borrowings and long-term debt. As at December 31, 2011 and March 31, 2012, this ratio would have been 11.4 times and 13.8 times, respectively.

The Company believes the interest coverage ratio based on net earnings available for short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods. Additionally, the Company's balance sheet includes a partnership contribution payable (the "Partnership Contribution Payable") and a partnership contribution receivable (the "Partnership Contribution Receivable") that arose due to a structuring arrangement. The interest expense on the Partnership Contribution Payable is substantially offset by the interest income on the Partnership Contribution Receivable and would not arise in the absence of the structuring arrangement and, as such, the interest expense has been excluded from this interest coverage ratio based on net earnings available for short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities.

LEGAL MATTERS

        Unless otherwise specified in the prospectus supplement relating to a series of debt securities, certain legal matters relating to Canadian law will be passed upon for us by Norton Rose Canada LLP, Calgary, Alberta, Canada. Certain legal matters in connection with the offering relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

        The partners and associates of Norton Rose Canada LLP as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

EXPERTS

        The audited consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus have been so incorporated in reliance on the audit reports which are also incorporated by reference in this prospectus, of PricewaterhouseCoopers LLP, Chartered Accountants, as experts in auditing and accounting.

        Information relating to our reserves in the Annual Information Form dated February 21, 2012 was calculated based on evaluations of and reports on our crude oil and natural gas reserves conducted and prepared by GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd. as independent qualified reserves evaluators.

        The principals of each of GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd., in each case, as a group own beneficially, directly or indirectly, less than 1% of any class of our securities.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a corporation incorporated under and governed by the Canada Business Corporations Act. Most of our directors and officers, and some or all of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of debt securities who reside in the United States to effect service within the Unites States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of debt securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Norton Rose Canada LLP, that a judgment of a United States court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Norton Rose Canada LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

        We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of debt securities under this prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-10:

  •
  the documents listed in the third paragraph under "Where You Can Find More Information" in this prospectus;

  •
  the consent of our accountants, PricewaterhouseCoopers LLP;

  •
  the consent of our Canadian counsel, Norton Rose Canada LLP;

  •
  the consents of our independent qualified reserves evaluators, GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd.;

  •
  powers of attorney from our directors and officers;

  •
  the form of trust indenture relating to the debt securities; and

  •
  the statement of eligibility of the trustee on Form T-1.

CONSENT OF PRICEWATERHOUSECOOPERS LLP

        We have read the short form base shelf prospectus of Cenovus Energy Inc. (the "Company") dated June 6, 2012 relating to the issue and sale of up to US$2,000,000,000 debt securities of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned prospectus of our report dated February 15, 2012 to the shareholders of the Company on the consolidated financial statements for the year ended December 31, 2011, comprising the consolidated balance sheets of the Company as at December 31, 2011, December 31, 2010 and January 1, 2010 and each of the consolidated statements of earnings and comprehensive income, shareholders' equity and cash flows for the years ended December 31, 2011 and 2010 and the related notes.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
June 6, 2012

US$

Cenovus Energy Inc.

US$                                    % Notes Due
US$                                    % Notes Due

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

BofA Merrill Lynch

Barclays

J.P. Morgan

                        , 2013

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
EXCHANGE RATE INFORMATION

Prospectus Supplement
Prospectus
FORWARD-LOOKING STATEMENTS
SUMMARY OF THE OFFERING
CENOVUS ENERGY INC.
USE OF PROCEEDS
SELECTED FINANCIAL AND OPERATING INFORMATION
CONSOLIDATED CAPITALIZATION
INTEREST COVERAGE
DESCRIPTION OF THE NOTES
CERTAIN INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
DOCUMENTS INCORPORATED BY REFERENCE
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
CENOVUS ENERGY INC.
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
RISK FACTORS
CERTAIN INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
INTEREST COVERAGE
LEGAL MATTERS
EXPERTS
ENFORCEABILITY OF CIVIL LIABILITIES
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
CONSENT OF PRICEWATERHOUSECOOPERS LLP